[redacted]

05043808

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION
RECEIVED
AUG 29 2005
WASH. D.C.
209

SEC FILE NUMBER
8- 44352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Onyx Partners, Incorporated.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9921 Covington Cross Drive, Suite 105A
(No. and Street)

Las Vegas, (City) Nevada (State) 89144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew J. Astrachan, President (702) ~~932-4590~~ 365-6699
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

11766 Wilshire Boulevard, Suite 900 Los Angeles, CA 90025
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andrew J. Astrachan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Onyx Partners, Incorporated, as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

CATHY M. DANIELS
Notary Public, State of Nevada
Appointment No. 05-96365-1
My Appt. Expires Feb 26, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEVADA SHORT-FORM INDIVIDUAL ACKNOWLEDGMENT N.R.S. 240.166

State of Nevada
County of Clark } ss.

This instrument was acknowledged before me on this the 26 (Day) day of August (Month) 2005 (Year), by

(1) Andrew J Astrachan
Name of Signer

(2) and ________________.
Name of Signer

CATHY M. DANIELS
Notary Public, State of Nevada
Appointment No. 05-96365-1
My Appt. Expires Feb 26, 2009

[signature],
Signature of Notary Public

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Audited Financial Statement

Document Date: June 30, 2005 Number of Pages: 11

Signer(s) Other Than Named Above: ________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Onyx Partners, Incorporated

We have audited the accompanying statement of financial condition of Onyx Partners, Incorporated as of June 30, 2005, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Onyx Partners, Incorporated as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and Rule 260.237.1 of the California Corporate Securities Law of 1968. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Los Angeles, California
August 16, 2005

ONYX PARTNERS, INCORPORATED

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005

ASSETS

Cash	$ 529,697
Prepaid expenses	1,686
Property and equipment, net of accumulated depreciation	3,432
Security deposit	65,006
Deferred income tax	20,700
	$ 620,521

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued expenses	$ 153,926
Income taxes payable	2,562
	156,488
STOCKHOLDER'S EQUITY	
Common stock, no par value, 100,000 shares authorized, 2,000 shares issued and outstanding	137,000
Retained earnings	327,033
	464,033
	$ 620,521

See accompanying notes to financial statements.

ONYX PARTNERS, INCORPORATED

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2005

REVENUES		
Fee income	$	8,120,000
Dividend Income		205
Interest income		110,877
Total revenues		8,231,082
EXPENSES		
Employee compensation and benefits		7,906,959
Professional fees		28,004
Occupancy and equipment rental		4,363
Communications		16,504
Travel and Entertainment		15,616
Taxes, other than income taxes		289,767
Office Supplies and Expense		25,641
Other operating expenses		43,282
		8,330,136
LOSS BEFORE BENEFIT FOR INCOME TAXES		(99,054)
BENEFIT FOR INCOME TAXES		
Current provision		(9,000)
Deferred benefit		20,800
		11,800
NET LOSS	$	(87,254)

ONYX PARTNERS, INCORPORATED

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2005

	Common Stock, No Par Value, 100,000 Shares Authorized			
	Shares	Amount	Retained Earnings	Total Stockholder's Equity
BALANCE, July 1, 2004	2,000	$ 137,000	$ 414,287	$ 551,287
Net loss	-	-	(87,254)	(87,254)
BALANCE, June 30, 2005	2,000	$ 137,000	$ 327,033	$ 464,033

See accompanying notes to financial statements.

ONYX PARTNERS, INCORPORATED

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (87,254)
Deferred income taxes	(20,800)
Depreciation	1,713
Adjustments to reconcile net loss to net cash provided by operating activities	
Security deposit	(751)
Prepaid expenses	101
Accrued expenses	153,243
Income tax payable	(1,238)
Net cash provided by operating activities	45,014
CASH	
Beginning of year	484,683
End of year	$ 529,697
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for income taxes	$ 6,838

See accompanying notes to financial statements.

ONYX PARTNERS, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

Onyx Partners, Incorporated, a California corporation, was formed in August 1990 and was granted its registration as a broker-dealer in securities under the Securities Exchange Act of 1934 in December 1991. Onyx Partners, Incorporated (the Company) is qualified as a broker-dealer with the National Association of Securities Dealers in May 1993.

In connection with its activities as a broker-dealer, the Company intends to hold no funds or securities for customers, and does not intend to execute or clear customer transactions. Accordingly, it is exempt from the provisions of SEC Rule 15c3-3 relating to the physical possession or control of such funds or securities.

The Company is also a registered investment adviser with the California Department of Corporations. For investment adviser purposes, the Company itself holds no funds or securities for customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - Cash equivalents are highly liquid investments with a maturity of three months or less from the date of acquisition.

Concentration of credit risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. The Company maintains cash balances at financial institutions that may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation.

Revenue recognition - Revenue is recognized when earned and realization is reasonably assured. Fee income is recognized based on the contractual terms.

Property and equipment - The cost of property and equipment is depreciated using accelerated methods over the estimated useful lives of the assets ranging from five to seven years.

Property and equipment as of June 30, 2005 consist of the following:

Furniture and equipment	$ 152,898
Less accumulated depreciation	(149,466)
	$ 3,432

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes - The Company determines its income taxes pursuant to the provisions of Statement Financial Accounting Standards No. 109 (SFAS 109) which requires that deferred tax assets, which are provided for temporary differences between financial and income tax reporting, be reduced by a "valuation allowance" to the extent that no future tax benefits are expected to be realized from the reversal of the temporary differences. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred taxes are discussed further in Note 6.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company receives consulting fees from customers affiliated through ownership interests in each customer held by the Company's stockholder. During 2005, all consulting fee income was earned through consulting services provided to, or on behalf of, the affiliated customers.

During 2005, the Company used office space in Las Vegas, Nevada at no cost. The office space is owned by a related party. It has not been determined if this arrangement will continue in future periods.

NOTE 4 - LEASE COMMITMENTS

The Company leases office space in Hollywood, California, under a noncancelable operating lease agreement expiring in November 2007. The Company subleases its office space to an unrelated third party. The sublease agreement is equal to the entire amount of the Company's lease commitment. As a result, the Company incurred no rent expense during the year ended June 30, 2005.

ONYX PARTNERS, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - RETIREMENT PLAN

The Company maintains a qualified deferred compensation arrangement ("408(p) plan") which enables eligible employees to set aside a portion of their salaries, which the Company has agreed to match, as a contribution to the plan. During the year ended June 30, 2005, the Company did not contribute to the plan.

NOTE 6 - INCOME TAXES

The principal temporary differences between financial reporting and income tax reporting result from the use of the accrual basis of accounting for financial reporting purposes versus the cash basis for income tax reporting purposes.

Deferred income tax assets (liabilities) are summarized as follows:

Accrued expenses	$ 27,700
Prepaid expenses	(500)
Gross deferred tax asset	27,200
Valuation allowance	(6,500)
Net deferred tax asset	$ 20,700

The principal differences between the income tax provision at statutory federal tax rates and the effective tax rate are non-deductible entertainment expenses, escalating tax rates, and state income taxes. The deferred tax benefit is primarily the result of the increase in accrued expenses.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of not less than the greater of $100,000 or 6-2/3% of aggregate indebtedness and a maximum ratio of aggregate indebtedness to net capital of 12-to-1. Also, in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain one hundred twenty percent (120%) of its minimum net capital requirement. At June 30, 2005, the Company had net capital, as defined, of $373,209, which was in excess of its required net capital by $273,209. The Company's ratio of aggregate indebtedness to net capital at June 30, 2005 was 0.42 to 1.

For broker-dealer purposes, the net capital required by the states of New York and California are the same as that of the SEC and, therefore, the Company met the states' requirements as of June 30, 2005.

SUPPLEMENTAL INFORMATION

ONYX PARTNERS, INCORPORATED

SCHEDULE 1
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2005

Total stockholder's equity qualified for net capital	$ 464,033
Additions	-
	464,033
Deductions	
Prepaid expenses	1,686
Deferred taxes	20,700
Security deposits	65,006
Property and equipment, net	3,432
Total deductions	90,824
Net capital	373,209
Minimum net capital required	100,000
Excess capital	$ 273,209
Minimum net capital at 120%	$ 120,000
Total aggregate indebtedness included in statement of financial condition	$ 156,488
Ratio of aggregate indebtedness to net capital	.42 to 1

Reconciliation is not required as there are no material differences between the above computation and the Company's unaudited filing of part II of the FOCUS report as of June 30, 2005.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROLS REQUIRED BY SEC RULE 17a-5

The Board of Directors
Onyx Partners, Incorporated

In planning and performing our audit of the financial statements of Onyx Partners, Incorporated for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Onyx Partners, Incorporated, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

We did not review the practices and procedures followed by the Company for (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements of prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by Rule 15c-3-3, because the Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or perform activities requiring payment of fees to customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design or operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purposes.

Moss Adams LLP

Los Angeles, California
August 16, 2005